

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2018

David Wells
Chief Financial Officer
Netflix, Inc.
100 Winchester Circle
Los Gatos, California
95032

> **Re: Netflix, Inc.**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **File No. 001-35757**
> **Filed April 18, 2018**

Dear Mr. Wells:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Division of Corporation Finance
> Office of Transportation and Leisure